FINANCIAL HIGHLIGHTS
                   (In thousands except per share data)

For the Year                                 1997        1996        1995

Net sales                                $415,151    $321,297    $300,157

Net earnings                               22,813      21,170      17,164

Average common shares
 outstanding-diluted                       15,976      15,766      15,656

Per share data:
  Net earnings-diluted--Note L              $1.43       $1.34       $1.10

  Dividends declared                          .24         .23         .20

Capital expenditures                       22,418      17,210      11,181

At Year-End

Working capital                          $ 93,381    $ 86,810    $ 75,151

Notes payable                                                       6,685

Long-term obligations (including
  current maturities)                      68,939      13,647      15,925

Shareholders' equity                      147,496     166,232     146,253

Equity per outstanding share                 9.72       10.61        9.34



SHAREHOLDER INFORMATION
(In thousands of dollars except per share data)
                 Quarterly Results of Operations
                           (Unaudited)

                           Net       Gross    Operating         Net
                         Sales    Earnings     Earnings    Earnings

1997
1st quarter           $ 91,269     $25,291     $ 10,493     $ 6,954
2nd quarter            107,482      28,837       13,720       8,458
3rd quarter             89,980      25,162       11,624       7,683
4th quarter            126,420      36,332         (689)*      (282)*

                      $415,151    $115,622      $35,148     $22,813

1996
1st quarter          $  80,186     $19,799     $  6,587    $  4,414
2nd quarter             83,820      21,874        8,218       5,340
3rd quarter             76,457      20,726        7,847       5,060
4th quarter             80,834      25,097       10,768       6,356

                      $321,297     $87,496      $33,420     $21,170

                          Per Share Data
                           (Unaudited)

                                       Dividends     Net Earnings
                High(a)      Low(a)    Declared    Basic    Diluted

1997
1st quarter      $17.00      $13.58        $.06    $ .45    $.44
2nd quarter       23.42       17.13         .06      .54     .53
3rd quarter       30.92       22.85         .06      .49     .48
4th quarter       37.25       28.31         .06     (.02)*  (.02)*

                                            $.24   $1.46   $1.43

1996
1st quarter      $12.88      $12.00         $.05   $ .28    $.28
2nd quarter       15.67       12.46          .06     .34     .34
3rd quarter       15.67       13.50          .06     .32     .32
4th quarter       14.33       12.71          .06     .41     .40

                                            $.23   $1.35   $1.34


(a)  The market price range of CTS Corporation common stock on the New
     York Stock Exchange for each of the quarters during the last two years.
     * The fourth quarter results include a one-time, transaction-related compensation charge of $16.2 million, or $10.5 million after tax ($.67 per share).



                                                              FIVE-YEAR SUMMARY
                                                      (In thousands of dollars except per share data)

                                     % of               % of            % of                 % of            % of
                              1997  Sales      1996    Sales     1995  Sales      1994     Sales     1993    Sales
Summary of Operations
Net sales                  $415,151  100.0  $321,297  100.0  $300,157  100.0  $268,707    100.0  $236,979   100.0
   Cost of goods sold       299,529   72.1   233,801   72.8   225,353   75.1   205,640     76.5   183,927    77.6
Selling, general and
     administrative
     expenses                50,984   12.3    43,333   13.5    39,312   13.1    36,175     13.5    36,323    15.3
Transaction related
     compensation charge     16,200    3.9
Research and develop-
     ment expenses           13,290    3.2    10,743    3.3     8,004   2.7      6,208      2.3     5,708     2.4
     Operating earnings      35,148    8.5    33,420   10.4    27,488   9.1     20,684      7.7    11,021     4.7
Other (income)
     expense--net               (51)   0.0       182    0.1       196   0.1        803      0.3      (761)   (0.4)
Earnings before in-
       come taxes and
       cumulative effect
       of changes in account-
       ing principles         35,097   8.5    33,602   10.5    27,684   9.2     21,487      8.0    10,260     4.3
Income taxes                  12,284   3.0    12,432    3.9    10,520   3.5      7,520      2.8     3,690     1.6
  Net earnings--before
       accounting changes     22,813   5.5    21,170    6.6    17,164   5.7     13,967      5.2     6,570     2.7
Cumulative effect on
   prior years of account-
   ing changes (a)                                                                                 (4,614)   (1.9)

    Net earnings              22,813   5.5    21,170   6.6     17,164   5.7     13,967      5.2     1,956     0.8
Retained earnings--
   beginning of year         144,112          126,546         112,506          100,868             100,973
Dividends declared            (3,756)          (3,604)         (3,124)          (2,329)             (2,061)
Retained earnings--end
  of year                   $163,169         $144,112        $126,546         $112,506            $100,868
Average shares out-
  standing-basic          15,624,149       15,668,415      15,602,454       15,511,218          15,457,668
Net earnings per share:
  Before accounting
  changes                      $1.46            $1.35           $1.10            $0.90               $0.43
  Cumulative effect on
    prior years of accounting
    changes (a)                                                                                       (.30)
  Net earnings - Basic         $1.46            $1.35           $1.10            $0.90               $0.13
  Net earnings - Diluted       $1.43            $1.34           $1.10            $0.90               $0.13
Cash dividends per share       $0.24            $0.23           $0.20            $0.15               $0.13
Capital expenditures          22,418           17,210          11,181           13,401              11,696
Depreciation and
  amortization                16,965           12,491          11,683           11,236              12,143
Financial Position at
  Year-End
Current assets              $185,733         $138,201        $126,113         $110,667             $97,266
Current liabilities           92,352           51,391          50,962           44,792              49,888
Current ratio               2.0 to 1         2.7 to 1        2.5 to 1         2.5 to 1            1.9 to 1
Working capital              $93,381          $86,810         $75,151          $65,875             $47,378
Inventories                   56,007           38,761          38,885           41,456              36,059

Property, plant and
  equipment--net              76,027           56,103          50,696           50,777              47,842
Total assets                 329,581          249,372         227,127          206,826             185,064
Short-term notes
  payable                                                       6,685            7,436              12,822
Long-term obligations        63,474            11,220          13,714           15,595               4,995
Shareholders' equity        147,496           166,232         146,253          131,855             119,203
Common shares
  outstanding            15,177,617        15,674,868      15,651,987       15,535,812          15,460,272
Equity (book value)
  per share                   $9.72            $10.61           $9.34            $8.49               $7.71
Other Data
Stock price range
  (dollars per share to
   the nearest 1/16)  $37.25-$13.58     $15.67-$12.00    $12.58-$9.13     $10.33-$6.50         $7.46-$5.67
Average number
  of employees                4,132             3,815           4,007            4,056               3,975
Number of shareholders
  at year-end                 1,404               986           1,062            1,136               1,198


(a) The Company adopted FASB 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" and FASB 109, "Accounting for Income Taxes," as of January 1, 1993.




CONSOLIDATED STATEMENTS OF EARNINGS
(In thousands of dollars except per share amounts)
                                            Year Ended

                                December 31 December 31  December 31
                                       1997        1996         1995

Net sales                          $415,151   $321,297       $300,157
Costs and expenses:
Cost of goods sold                  299,529    233,801        225,353
 Selling, general
  and administra-
  tive expenses                      50,984     43,333         39,312
 Transaction-related
  compensation charge--Note E        16,200
 Research and development expenses   13,290     10,743          8,004

     Operating earnings              35,148     33,420         27,488

Other (expense) income:
  Interest expense                   (2,883)    (1,449)       (1,790)
  Interest income                     2,397      1,881          1,421
  Other                                 435       (250)           565

     Total other (expense) income       (51)       182            196

     Earnings before income taxes    35,097     33,602         27,684
Income taxes--Note G                 12,284     12,432         10,520

     Net earnings                  $ 22,813   $ 21,170       $ 17,164

     Net earnings per
       share--Note L
         Basic                        $1.46      $1.35          $1.10
         Diluted                      $1.43      $1.34          $1.10



The accompanying notes are an integral part of the consolidated financial statements.




CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
(In thousands of dollars)                                    Cumulative     Additional
                                        Common    Retained   Translation    Contributed    Treasury
                                         Stock    Earnings   Adjustment     Capital        Stock      Total


  Balances at December 31, 1994         $34,198    $112,506   $ (354)        $(328)        $(14,167)   $131,855
Net earnings                                         17,164                                              17,164
Cash dividends of $.20 per share                     (3,124)                                             (3,124)
Nonemployee Directors' stock
 retirement plan                                                                 15                          15
Cumulative translation adjustment                               (291)                                      (291)
Issued 55,500 shares on restricted
 stock and cash bonus plan                  76                                 (632)            556
Issued 51,975 shares on exercise
ofstock options                           (163)                                                 522         359
Acquired 600 shares traded on
 options--net                                7                                                   (7)
Stock compensation                           3                                                   93          96
Deferred compensation recognized            17                                  162                         179

  Balances at December 31, 1995         34,138      126,546    (645)           (783)        (13,003)    146,253
Net earnings                                         21,170                                              21,170
Cash dividends of $.23 per share                     (3,604)                                             (3,604)
Nonemployee Directors' stock
retirement plan                                                                  17                          17
Cumulative translation adjustment                             2,018                                       2,018
Issued 4,500 shares on restricted
 stock and cash bonus plan                 23                                   (70)             47
Issued 18,900 shares on exercise of
  stock options                           (51)                                                  197         146
Acquired 219 shares traded on options
 --net 3                                   (3)                                                   (3)
Stock compensation                         27                                                   100         127
Deferred compensation recognized                                                236                         236
Acquired 9,600 shares for treasury
 stock                                                                                         (131)       (131)

Balances at December 31, 1996          34,140     144,112     1,373            (600)        (12,793)    166,232
Net earnings                                       22,813                                                22,813
Cash dividends of $.24 per share                   (3,756)                                               (3,756)
Nonemployee Directors'
  stock retirement plan                                                         205                         205
Cumulative translation adjustment                              (679)                                       (679)
Issued 6,051 shares on restricted
 stock and cash bonus plan--net           135                                  (224)             89
Issued 107,141 shares on exercise
  of stock options--net                   273                                                   558         831
Stock compensation                         19                                                    12          31
Transaction-related compensation
 charge                                                                      16,200                      16,200
Deferred compensation recognized                                                241                         241
Acquired 7,241,823 shares for treasury
 stock                                                                                     (206,849)   (206,849)
Issued 6,629,580 shares in connection
 with the merger                      152,227                                                           152,227

  Balances at December 31, 1997      $186,794     $163,169    $694          $15,822        $218,983)   $147,496



The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED BALANCE SHEETS                          December 31    December 31
(In thousands of dollars)                                   1997           1996


ASSETS

Current Assets
  Cash and equivalents                                  $ 39,847       $ 44,957
  Accounts receivable, less allowances
     (1997--$1,074; 1996--$622)                           68,679         43,984
  Inventories
    Finished goods                                         8,061          8,504
    Work-in-process                                       26,036         17,138
    Raw materials                                         21,910         13,119


     Total inventories                                    56,007         38,761
  Other current assets                                     5,327          3,787
  Deferred income taxes--Note G                           15,873          6,712


     Total current assets                                185,733        138,201
Property, Plant and Equipment
  Buildings and land                                      50,647         42,800
  Machinery and equipment                                156,287        146,589


     Total property, plant and equipment                 206,934        189,389
  Less accumulated depreciation                          130,907        133,286


     Net property, plant and equipment                    76,027         56,103
Other Assets
  Prepaid pension expense--Note F                         61,738         50,152
  Other                                                    6,083          4,916


     Total other assets                                   67,821         55,068


Total Assets                                            $329,581       $249,372



LIABILITIES AND SHAREHOLDERS' EQUITY

Current Liabilities
  Current maturities of long-term obligations--Note D $    5,465         $2,427
  Accounts payable                                        28,200         17,146
  Accrued salaries,  wages and vacation                   10,220          6,836
  Accrued taxes other than income                          2,484          2,070
  Income taxes payable                                    13,517          5,946
  Other accrued liabilities--Note K                       32,466         16,966


     Total current liabilities                            92,352         51,391
Long-term Obligations--Note D                             63,474         11,220
Deferred Income Taxes--Note G                             21,950         16,146
Postretirement Benefits--Note F                            4,309          4,383
Contingencies--Note K
Shareholders' Equity
   Preferred stock -authorized 25,000,000 shares
     without par value; none issued--Note I
   Common stock-authorized 75,000,000 shares
     without par value; issued 24,050,673
     shares-Note--I                                      186,794        34,140
   Additional contributed capital                         15,822          (600)
   Retained earnings                                     163,169       144,112
   Cumulative translation adjustment                         694         1,373


                                                         366,479       179,025
     Less cost of common stock held in treasury
       (1997-- 8,873,056 shares; 1996--1,746,225
        shares)-Note--J                                  218,983        12,793


     Total shareholders' equity                          147,496       166,232


Total Liabilities and Shareholders' Equity              $329,581      $249,372

The accompanying notes are an integral part of the consolidated financial statements.


CONSOLIDATED STATEMENTS OF CASH FLOWS
(In thousands of dollars)
                                                     Year Ended
                                        December 31  December 31    December 31
                                               1997         1996          1995
Cash flows from operating activities:
   Net earnings                             $22,813      $21,170        $17,164
   Adjustments to reconcile net earnings
   to net cash provided by  operating
   activities:
      Depreciation and amortization          16,965       12,491         11,683
      Deferred income taxes                  (1,462)       3,201          3,239
      Transaction-related compensation
        charge--Note E                       16,200
      Other                                     712         (160)           (52)
      Changes in assets and liabilities
        net of effects from
          purchase of DCA:
         Accounts receivable                 (1,071)      (2,247)        (6,708)
         Inventories                         10,132          124          2,571
         Prepaid pension asset               (6,199)      (5,413)        (5,331)
         Accounts payable and accrued
          liabilities                          (572)       4,943          4,280
         Income taxes payable                 2,764        1,955          1,703
         Other                               (1,400)        (961)        (1,688)


         Total adjustments                   36,069       13,933          9,697


            Net cash provided by operating
              activities                     58,882       35,103         26,861
Cash flows from investing activities:
   Proceeds from sale of property, plant
     and equipment                            2,973          822            236
   Capital expenditures                     (22,418)     (17,210)       (11,181)
   Payment for purchase of DCA, net of
     cash acquired--Note B                  (71,353)



      Net cash used in investing activities (90,798)     (16,388)       (10,945)
Cash flows from financing activities:
   Proceeds from issuance of long-term
     obligations                             50,000
     Payments of long-term obligations       (8,707)      (2,208)          (286)
   Decrease in notes payable                              (6,685)          (751)
   Dividends paid                            (3,768)      (3,446)        (3,118)
   Purchases of treasury stock              (10,121)        (131)           146
  Other                                       (106)          146            359
      Net cash  provided by (used in)
        financing activities                 27,298      (12,324)        (3,796)
Effect of exchange rate changes on cash        (492)       1,295            229


Net (decrease) increase in cash              (5,110)       7,686         12,349
Cash and equivalents at beginning of year    44,957       37,271         24,922


Cash and equivalents at end of year         $39,847      $44,957        $37,271


Supplemental cash flow information
   Cash paid during the year for:
      Interest                               $2,649     $  1,467     $    1,791
      Income taxes - net                    $10,646        7,276          5,590


Noncash investing and financing activities
     Liabilities assumed in connection with
     the purchase of DCA                    $53,639
     Common stock issued in connection
     with the purchase of DCA               152,227

The accompanying notes are an integral part of the consolidated financial statements.




NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - Summary of Significant Accounting Policies

Principles of Consolidation: The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries. All intercompany accounts and transactions have been eliminated.

Cash Equivalents: The Company considers all highly liquid investments with a maturity of three months or less from the purchase date to be cash equivalents.

Inventories: Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out method.

Property, Plant and Equipment: Property, plant and equipment are stated at cost. Depreciation is computed over the estimated useful lives of the assets principally on the straight-line method. Useful lives for buildings and improvements range from 10 to 45 years, and machinery and equipment from 3 to 8 years.

Retirement Plans: The Company has various defined benefit and defined contri-bution retirement plans covering a majority of its employees. The Company's policy is to annually fund the defined benefit pension plans at or above the minimum required under the Employee Retirement Income Security Act of 1974 (ERISA).

Research and Development: Research and development costs consist of expenditures incurred during the course of planned search and investigation aimed at discovery of new knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and the implementation of such through design, testing of product alternatives or construction of prototypes. The
Company expenses all research and development costs as incurred.

Income Taxes: The Company provides deferred income taxes for transactions reported in different periods for financial reporting and income tax return purposes pursuant to the requirements of Financial Accounting Standards Board
(FASB) Statement No. 109, "Accounting for Income Taxes."

Translation of Foreign Currencies: The financial statements of all of the Company's non-U.S. subsidiaries, except the United Kingdom subsidiary, are remeasured into U.S. dollars using the U.S. dollar as the functional currency with all remeasurement adjustments included in the determination of net earnings. The assets and liabilities of the Company's United Kingdom subsidiary are translated into U.S. dollars principally at the current exchange rate at period end, with resulting translation adjustments made directly to the "Cumulative translation adjustment" component of shareholders' equity. Statements of earnings accounts are translated at the average rates during the period.

Financial Instruments: The Company's financial instruments consist primarily of cash, cash equivalents, trade receivables and payables, and obligations under notes payable and long-term debt. In accordance with the requirements of FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," the Company is providing the following fair value estimates and information regarding valuation methodologies. The carrying value for cash and cash equivalents, and trade receivables and payables approximates fair value based on the short-term maturities of these instruments. The carrying value for all long-term debt outstanding at December 31, 1997, and 1996 approximates fair value where fair value is based on market prices for the same or similar debt and maturities.

The Company occasionally uses forward exchange currency contracts to minimize the impact of foreign currency fluctuations on the Company's costs and expenses. At December 31, 1997, the Company's forward foreign exchange currency contracts were not material. These contracts are accounted for as hedges and have minimal credit risk because the counterparties are well-established financial institutions. Concentration of Credit Risk: The Company sells its products to customers primarily in the computer equipment, automotive, communications equipment, and instruments and controls industries, primarily in North America, Europe and the Pacific Rim. The Company performs ongoing credit evaluations of its customers to minimize credit risk. The Company generally does not require collateral. Stock-Based
Compensation: FASB Statement No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, companies to record compensation cost for stock-based compensation at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion
(APB) No. 25, "Accounting for Stock Issued to Employees" and its related Interpretation. See Note E for the required pro forma net income and earnings per share disclosures required by FASB Statement No. 123.

Earnings Per Share: Basic and diluted earnings per common share are reported in conformity with FASB Statement No.128, "Earnings per Share." All prior period earnings per share (EPS) data presented have been restated to comply with FASB Statement No. 128 and also to reflect the 3 for 1 stock split (Note
I). Basic earnings per share exclude any dilution and is computed by dividing net income available to common shareholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflect the potential dilution that could occur if securities or other contracts to issue common stock resulted in the issuance of common stock that shared in the earnings of the Company. Refer to Note L - Earnings Per Share, for the reconciliation of the numerator and denominator of the basic and diluted EPS computations.

Use of Estimates: The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.


NOTE TO CONSOLIDATED STATEMENTS


NOTE B - Acquisition

On October 16, 1997, the Company acquired all of the outstanding common stock of Dynamics Corporation of America ("DCA")(the "merger" or "acquisition"), including the reacquisition of CTS shares held by DCA. DCA is a diversified manufacturer of commercial and industrial products. Its seven operating units located within the United States manufacture electronic components, mobile vans and transportable shelters for specialized electronic and diagnostic equipment, portable electronic housewares and commercial appliances, air distribution equipment, specialized air-conditioning equipment and generator sets.

The acquisition has been accounted for as a purchase and, accordingly, the operating results of DCA have been included in the Company's consolidated financial statements since the date of acquisition.

The purchase price was comprised of cash of $68,509,000, utilizing cash on hand and borrowings, and issuance of 6,629,580 shares of the Company's common stock with a value of $152,227,000. The total cost of the acquisition, including transaction-related expenses and estimated liabilities assumed, was $237,300,000.

Due to the timing of the acquisition, the Company has not yet completed its plans to integrate the newly acquired DCA units into CTS, although a number of integration actions have been taken and reflected in the December 31, 1997, financial statements. Accordingly, the allocation of the total purchase price is preliminary and subject to revision during 1998. It is not expected that the finalization of the integration will have any significant effect on the consolidated financial position or results of operations of the Company.

The following unaudited pro forma consolidated results of operations for the years ended December 31, 1997, and 1996, assume the DCA acquisition occurred on January 1 of each year:

Pro Forma Information - Unaudited:
(In millions, except per share data)

                                        1997             1996

Net sales                            $ 523.3          $ 450.5

Net earnings                            37.9             18.8

Diluted earnings per share              $2.39            $1.19


DCA's results have been adjusted to exclude equity earnings in CTS and merger-related transaction costs. The postacquisition results of DCA in 1997 generated net sales of $33,079,000 and approximately a $.06 per share positive impact on net earnings. The pro forma amounts are based on certain assumptions and estimates, and do not reflect any benefit from synergies which might be achieved from combined operations. The pro forma results are not necessarily indicative of CTS' operating results that would have occurred had the merger been consummated as of such dates, or of results which may occur in the future.


NOTE C - Short-term Borrowings

The Company has unsecured lines of credit arrangements of $13,868,000 at December 31, 1997. These arrangements are generally subject to annual renewal and renegotiation, and may be withdrawn at the banks' option. There were minimal borrowings against these lines during 1997.

Average daily short-term borrowings, including borrowings denominated in non-U.S. currencies, were $2,308,000 and $6,781,000 during 1996 and 1995, respectively. The weighted average interest rates, computed by relating interest expense to average daily short-term borrowings, were 6.1% in 1996 and 6.5% in 1995.

The maximum amount of short-term borrowings at the end of any month during 1996 and 1995 was $8,055,000 and $8,440,000, respectively. The short-term borrowings outstanding at December 31, 1995, were $6,685,000.


NOTE D - Long-term Obligations

Long-term obligations were comprised of the following:
                                                       (In thousands)
                                                     1997         1996
Long-term debt:
 Term loan at 8.4%, due in annual
    installments through 1999                        $11,000      $13,000
 Term loan at 6.4%, due in quarterly
    installments through 2003                         50,000
Other                                                    802          647
                                                      61,802       13,647
Less current maturities                                5,465        2,427

    Total long-term debt                              56,337       11,220
Other                                                  7,137

    Total long-term obligations                      $63,474      $11,220

The Company has an $11,000,000 term loan with four banks, of which $2,000,000 is payable in 1998 and $9,000,000 in 1999.

The Company also has a $50,000,000 term loan with four banks which matures as follows: 1998 - $3,000,000; 1999 - $5,000,000; 2000 - $10,000,000;
2001 - $10,000,000; 2002 - $10,000,000 and 2003 - $12,000,000.

The Company has an unsecured revolving credit agreement totaling $75,000,000 with four banks, which expires in 2003. Interest rates on these borrowings fluctuate based upon LIBOR plus 0.50 percent per annum through March 31, 1998, with adjustments thereafter based on the ratio of CTS' consolidated total indebtedness to consolidated earnings before interest, taxes, depreciation and amortization (EBITDA). The Company pays a commitment fee that varies based on performance under certain financial covenants applicable to the undrawn portion of the revolving credit agreement. Currently, that fee is
0.175 percent per annum. The credit agreement and term loans require, among other things, that the Company maintain a minimum tangible net worth, a minimum fixed charge coverage ratio and a minimum leverage ratio.

Other long-term obligations include $6,794,000 of liability relating to common shares to be issued to DCA shareholders as a result of the merger.

NOTE E - Stock Plans

At December 31, 1997, the Company has four stock-based compensation plans, which are described below. The Company applies APB Opinion No. 25 and related Interpretations in accounting for its plans. With the exception of the transaction-related option grant, compensation cost is normally not recognized for its fixed stock option grants as they are granted at fair market value at the grant dates, while compensation expense has been recognized for its compensatory plans. Had compensation cost for the Company's two fixed stock-based compensation plans been determined based on the fair value based method, as defined in FASB Statement No. 123, the Company's net earnings and earnings per share would have been reduced to the pro forma amounts indicated below:

                        (In thousands, except per share amounts)

                                   1997       1996      1995
Net earnings     As reported       $22,813    $21,170   $17,164
                 Pro forma         $21,360    $20,936   $17,141
Net earnings
per share-       As reported         $1.43      $1.34     $1.10
   diluted       Pro forma           $1.34      $1.32     $1.10

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1995 and 1997: dividend yield of 1.63% and 0.70%, respectively; expected volatility of 19.93% for both years, risk-free interest rate of 5.62% and 5.80%, respectively; and expected life of 4.3 and
2.0 years, respectively.

The effects of applying FASB Statement No. 123 in the above pro forma disclosures are not indicative of future amounts as they do not include the effects of awards granted prior to 1995, some of which would have had income statement effects in 1995, 1996 and 1997 due to the five-year vesting period associated with the fixed stock option awards.

The Company's two fixed stock option plans, approved by the shareholders, provide for grants of incentive stock options or nonqualified stock options to officers and key employees. Under the 1986 Stock Option Plan which expired in 1995, the Company could grant options to its officers and key employees for up to 900,000 shares of common stock. Of the 900,000 shares, approximately 300,000 shares were granted. Under the 1996 Stock Option Plan, the Company may grant options to its officers and key employees for up to 600,000 shares of common stock.

On October 16, 1997, the Company granted 1,200,000 options to certain officers and Board members. These options are fully vested and are exercisable over a ten-year period terminating May 8, 2007. Based on the value of CTS shares on the date of the merger and the option price of $20.83 per share, a $16.2 million before tax, $10.5 million after tax, or $.67 per share, charge to expense was recorded. The actual tax benefit to be realized will depend on the amounts calculated upon exercise of the options.

The pro forma information presented above includes the effect of the difference between the intrinsic value compensation charge calculated under APB Opinion No. 25 and the fair value amount calculated under FASB Statement No.123.

Under the 1996 Stock Option Plan, options are granted at the fair market value on the grant date and are exercisable generally in cumulative annual installments over a maximum ten-year period, commencing at least one year from the date of grant. Upon the exercise of stock options, payment may be made using cash, shares of the Company's common stock or a combination thereof subject to certain restrictions as described in the plan document.

A summary of the status of the Company's two fixed stock option plans as of December 31, 1997, 1996 and 1995, and changes during the years ending on those dates, is presented below:


                                1997              1996              1995
                                Weighted          Weighted          Weighted
                                -Average          -Average          -Average
                                Exercise          Exercise          Exercise
                        Shares     Price   Shares    Price  Shares     Price
Outstanding at begin-
  ning of year         412,575    $10.70  458,775   $10.61  258,000    $7.72
Granted              1,200,000     20.83     -         -    282,150    12.30
Exercised             (115,583)     9.46  (18,900)    7.85  (51,975)    7.02
Expired or canceled     (6,450)    10.40  (27,300)   11.16  (29,400)    7.80
Outstanding at end
  of year            1,490,542    $18.96  412,575   $10.70  458,775   $10.61

Options exercisable
  at year-end        1,361,692            154,275            57,675

Weighted-average fair
  value of options
  granted during the
  year                            $15.19                              $ 2.75





The following table summarizes information about fixed stock options outstanding at December 31, 1997:

                    Options Outstanding                Options Exercisable
                                Weighted-
                                 Average   Weighted-              Weighted-
Range of             Number    Remaining    Average      Number    Average
Exercise        Outstanding  Contractual  Exercise  Exercisable   Exercise
  Prices        at 12/31/97  Life (Years)    Price  at 12/31/97      Price



$6.375-
 8.250               86,925         1.43     $8.12       65,925      $8.08

$10.420-
 12.458             203,617         2.93     12.38       95,767      12.37

$20.833           1,200,000         9.42     20.83    1,200,000      20.83


Under the 1986 Stock Option Plan, options to purchase a total of 94,425 shares were outstanding as of December 31, 1997. At December 31, 1997, 70,125 of these shares were exercisable.

Under the 1996 Stock Option Plan, options to purchase a total of 196,117 shares were outstanding as of December 31, 1997. At December 31, 1997, 91,567 of these shares were exercisable.

The Company has a discretionary Restricted Stock and Cash Bonus Plan (Plan) which reserves 1,200,000 shares of the Company's common stock for sale, at market price or below, or award to key employees. Shares sold or awarded are subject to restrictions against transfer and repurchase rights of the Company. In general, restrictions lapse at the rate of 20% per year beginning one year from the award or sale. In addition, the Plan provides for a cash bonus to the participant equal to the fair market value of the shares on the dates restrictions lapse, in the case of an award, or the excess of the fair market value over the original purchase price if the shares were purchased. The total bonus paid to any participant during the restricted period is limited to twice the fair market value of the shares on the date of award or sale.

Under the Plan, during 1997, 21,000 shares were awarded leaving 1,010,700 shares available for award or sale at December 31, 1997. Under the Plan, in 1996 and 1995, 4,500 and 55,500 shares were awarded, respectively.
In addition to the shares issued and the amortization of deferred compensation included in the Consolidated Statements of Shareholders' Equity, the Company accrued $427,000, $408,000 and $306,000 for additional compensation payable under the provisions of the Plan in 1997, 1996 and 1995, respectively.

The Company has a Stock Retirement Plan for Nonemployee Directors. This retirement plan provides for a portion of the total compensation payable to Nonemployee Directors to be deferred and paid in Company stock. Under this plan, the amount of the actual dollar compensation was $205,100, $17,100 and $15,100 in 1997, 1996 and 1995, respectively.

NOTE F - Employee Retirement Plans

Defined benefit plans

The Company has a number of noncontributory defined benefit pension plans (Plans) covering approximately 48% of its employees. Plans covering salaried employees provide pension benefits that are based on the employees' compensation prior to retirement. Plans covering hourly employees generally provide benefits of stated amounts for each year of service.

The Company also contributes to a multi-employer plan which provides defined retirement benefits, as required by collective bargaining agreements. Information concerning the Company's share of related estimated plan benefit obligations and assets is not available for the multi-employer plan.

Net pension income for the Plans in 1997, 1996 and 1995 includes the following
components:                                         (In thousands)
                                             1997         1996       1995
Service cost--benefits
 earned during the year                   $ 2,846      $ 2,787    $ 2,216
Interest cost on projected
  benefit obligation                        6,196        5,430      5,330
Actual return on plan assets              (43,970)     (20,982)   (23,252)
Net amortization and deferral              28,729        7,352     10,375
Net pension income                        $(6,199)     $(5,413)   $(5,331)


The following table details the funded status of the Plans at
December 31, 1997, and December 31, 1996:
                                                        (In thousands)
                                                          1997       1996
Actuarial present value
of benefit obligations:
   Vested benefits                                    $ 91,114   $ 68,570
   Nonvested benefits                                    6,229      2,598

   Accumulated benefit obligation                     $ 97,343   $ 71,168

Plan assets at fair value                             $218,294   $151,841
Projected benefit obligation                           106,962     78,046

Plan assets in excess of the projected
 benefit obligation                                    111,332     73,795
Unrecognized prior year service cost                       323        397
Unrecognized net gain                                  (42,776)   (15,146)
Unrecognized net asset                                  (7,141)    (8,894)

Prepaid pension expense                                $61,738   $ 50,152

A significant amount of the increases in plan assets, projected benefit obligation, and prepaid pension expense were due to the merger, in which CTS acquired additional plan assets with a fair value of $28,039,000, projected benefit obligation of $22,652,000 and prepaid pension expense of $5,386,000.

Assumptions used in determining net pension income and the funded status of U.S. defined benefit pension plans were as follows:

                                                1997     1996      1995

Discount rates (funded status)                  7.50%   7.75%     7.25%
Rates of increase in compensation levels
 (salaried plan only)                           5%-7%   5%-7%     5%-7%
Expected long-term rate of return on assets     9.75%   9.75%     9.00%


Net pension income is determined using assumptions as of the beginning of each year. Funded status is determined using assumptions as of the end of each year. Effective with the December 31, 1997, measurement date, the discount rate was decreased to 7.50% to reflect current market conditions. This change had no impact on 1997 pension income, but will decrease 1998 pension income by $287,000.

The majority of U.S. defined benefit pension plan assets are invested in common stock, including approximately $23.3 million and $8.5 million in CTS common stock at December 31, 1997 and 1996, respectively. The balance is invested in corporate bonds, U.S. government backed mortgage securities and bonds, asset backed securities, a private equity fund, non-U.S. corporate bonds and convertible issues.

Because the domestic plans are fully funded, the Company made no contributions during 1997, 1996 or 1995. Benefits paid by all Plans during 1997, 1996 and 1995 were $5,202,000, $4,240,000 and $4,085,000, respectively.

Pension coverage for employees of certain non-U.S. subsidiaries is provided
through separate plans.   Contributions of $216,000, $167,000 and $237,000 were
made to the non-U.S. Plans in 1997, 1996 and 1995, respectively.

The Company has a noncontributing, nonqualified defined benefit supplemental retirement plan for certain employees. The 1997 net periodic pension cost was $53,000 and the related liability at December 31, 1997, was $384,000. At December 31, 1997, the plan was fully funded with shares of the Company's stock.


Defined contribution plans

The Company sponsors a 401(k) Plan, as well as several other defined contribution plans, which cover some of its non-U.S. employees and its domestic hourly employees not covered by a defined benefit pension plan. Contributions and costs are generally determined as a percentage of the covered employee's annual salary. Amounts expensed for the 401(k) Plan and the other plans totaled $2,351,000 in 1997, $2,382,000 in 1996 and $2,294,000 in 1995.

Postretirement life insurance plans

In addition to providing pension benefits, the Company provides certain life insurance programs for retired employees. Substantially all of the Company's domestic employees are eligible for life insurance benefits.

Summary information on the Company's plans as of December 31, 1997, and December 31, 1996, is as follows:
                                                  (In thousands)
                                                   1997           1996

Accumulated postretirement
  benefit obligation:
  Active employees                              $(1,663)       $(1,298)
  Retirees and dependents                        (2,623)        (2,698)
                                                 (4,286)        (3,996)
Unrecognized net gain                              (449)          (574)
Postretirement benefit obligation               $(4,735)       $(4,570)

The components of net periodic postretirement benefit expense for 1997, 1996 and 1995 are as follows:
                                            (In thousands)
                                             1997         1996       1995

Service cost--benefits earned
  during the year                            $ 32      $    34       $ 28
Interest cost on accumulated
  benefit obligation                          298          295        330
Net amortization and deferral                 (12)                 (1,008)
Net expense (income)                         $318        $ 329      $(650)

The accumulated postretirement benefit obligation was determined using relevant actuarial assumptions and the terms of the Company's life insurance plans. For measurement purposes, a 7.50%, 7.75% and 7.25% annual discount rate was used to determine the remaining life obligation for 1997, 1996 and 1995, respectively.

The Company funds life insurance benefits through term life insurance policies. The Company plans to continue funding premiums on a pay-as-you-go basis.

The components of earnings before income taxes are as follows:

                                              (In thousands)
                                      1997           1996           1995
Domestic                            $3,023        $16,381        $17,563
Non-U.S.                            32,074         17,221         10,121

   Total                           $35,097        $33,602        $27,684


The provision for income taxes consists of the following:
                                               (In thousands)
                                      1997           1996           1995
Current:
   Federal                          $2,104         $3,105         $1,935
   State                             1,081          1,012            963
   Non-U.S.                          9,928          5,114          4,383

   Total current                    13,113          9,231          7,281

Deferred:
   Federal                            (540)         2,761          2,534
   State                              (462)           313            578
   Non-U.S.                            173            127            127
   Total deferred                     (829)         3,201          3,239

   Total provision for income taxes 12,284        $12,432        $10,520


Significant components of the Company's deferred tax liabilities and assets at December 31, 1997, and 1996, are:

                                                        (In thousands)
                                                        1997         1996

Pensions                                              $21,685     $17,683
Depreciation                                            1,135       1,460
Basis difference-acquired assets                          976
Other                                                   2,592       3,185

Gross deferred tax liabilities                         26,388      22,328

Postretirement benefits                                 1,618       1,622
Inventory reserves                                      4,586       2,721
Loss carryforwards                                      2,731       5,778
Credit carryforwards                                    1,658       4,355
Nondeductible accruals                                  6,650       4,365
Non-recurring compensation charge                       4,664
Other                                                     882         818

Gross deferred tax assets                              22,789      19,659

Net deferred tax liabilities                           (3,599)     (2,669)
Deferred tax asset valuation allowance                 (2,731)     (6,765)

   Total                                              $(6,330)    $(9,434)


During 1997, the valuation allowance was decreased as a result of the expiration of unused net operating losses in one taxing jurisdiction, and the utilization of net operating losses and tax credits in other jurisdictions. The total decrease in the valuation allowance was $4,034,000.

A reconciliation from the statutory federal income tax to the Company's effective income tax follows:
                                                     (In thousands)
                                          1997            1996           1995


Taxes at the U.S. statutory rate       $12,284        $ 11,761         $9,689
State income taxes, net of federal
  income tax benefit                       402             861          1,002
Non-U.S. income taxed at rates
  different than the U.S. statutory rate  (154)           (728)         1,159
Utilization of net operating loss
   carryforwards and benefit of
   scheduled tax credits                (1,552)           (279)        (2,024)
Foreign distributions, net of foreign
   tax credits                             156             297            372
Non-recurring compensation expense       1,006
Other                                      142             520            322

      Provision for income taxes       $12,284         $12,432        $10,520


Undistributed earnings of certain non-U.S. subsidiaries amount to $52,600,000 at December 31, 1997. Prior year earnings are intended to be invested indefinitely and, accordingly, no provision has been made for non-U.S. withholding taxes. In the event all undistributed earnings were remitted, approximately $5,300,000 of withholding tax would be imposed, which would be substantially offset by foreign tax credits.

The Company has various non-U.S. tax basis net operating losses of $10,083,000. Of this amount, $9,796,000 has an unlimited carryforward period. The remainderof $287,000 expires in 1998 and 1999. In addition, the Company has alternative minimum tax credit carryforwards of approximately $1,658,000, which have no expiration date.


NOTE H - Business Segment and Non-U.S. Operations

The Company's operations historically comprised one reportable business segment, the manufacturing of electronic components. Electronic components include production and sale of automotive control devices, fiber-optic transceivers, flex cable assemblies, frequency control devices, hybrid microcircuits, insulated metal circuits, interconnect products, loudspeakers, resistornetworks, switches and variable resistors. In addition to contributing to its line of electronic components, the merger added electrical appliances, power and controlled environmental systems, and fabricated metal products and equipment to the Company's product offerings. These additional product offerings are notmaterial for separate disclosure and have been aggregated and shown as "Other Segments" in the information that follows.

Sales to a major automotive manufacturer were approximately $50,000,000 in 1997, $49,100,000 in 1996 and $54,900,000 in 1995. Sales to a major computer equipment manufacturer were approximately $47,600,000 in 1997, $24,100,000 in 1996 and $10,700,000 in 1995. Also, sales to another major computer equipment manufacturer were approximately $43,300,000 in 1997, $11,300,000 in 1996 and $300,000 in 1995.

The non-U.S. operations or facilities are located in Canada, China, Hong Kong, Japan, Mexico, Singapore, Taiwan, Thailand and the United Kingdom. Net sales to unaffiliated customers from the United Kingdom equaled 26%, 24% and 17% of the consolidated total for 1997, 1996 and 1995, respectively. Net sales to unaffiliated customers from Other non-U.S. operations in the aggregate equaled 14%, 16% and 19% of the consolidated total for each of the years 1997, 1996 and 1995, respectively. United States export sales to unaffiliated customers for 1997 were principally to Thailand.

Net sales by geographic area include both sales to unaffiliated customers and transfers between geographic areas. Such transfers are accounted for primarily on the basis of a uniform intercompany pricing policy. Operating earnings are total net sales less operating expenses. In computing operating earnings, none of the following items have been added or deducted: general corporate expenses, interest income, interest expense, other income and expenses and income taxes. Identifiable assets by geographic area are those assets that are used in the Company's operations in each such area. The Corporate Office assets are principally cash and equivalents and the prepaid pension asset.

Depreciation and amortization, and capital expenditures for the Electronic Component Segment represented $16,516,000 and $22,180,000 respectively, of the total for 1997.

Summarized financial information concerning the Company's business segments and geographic areas of operation for 1997, 1996 and 1995 is shown in the following table. The caption "Eliminations" includes intercompany sales and other transactions which are eliminated or adjusted in arriving at consolidated data.


Geographic Area                                       (In thousands)
                                                  1997      1996      1995
Net Sales

  Electronic Component Segment:
    United States:
      Sales to unaffiliated                   $155,288  $167,162  $179,640
       customers (U.S.)
      Sales to unaffiliated
       customers (export)                       69,491    26,312    14,376
      Transfers to non-U.S. area                10,859     8,181     5,439
                                               235,638   201,655   199,455
    United Kingdom:
      Sales to unaffiliated customers          108,145    76,204    49,571
      Transfers to other areas                   1,165       730       732
                                               109,310    76,934    50,303
    Other non-U.S.:
      Sales to unaffiliated customers           57,678    51,619     56,570
      Transfers to other areas                   9,228     7,400      6,092
                                                 66,906    59,019    62,662

  Other Segments:                               24,549

    Eliminations                               (21,252)  (16,311)   (12,263)
      Total net sales                         $415,151  $321,297   $300,157
  Operating Earnings

  Electronic Component Segment:
    United States                              $22,119  $ 23,226   $ 22,204
    United Kingdom                              20,452    10,192      6,483
    Other non-U.S.                              16,040     9,141      6,345
                                                58,611    42,559    35,032

  Other Segments:                                1,835

    Eliminations                                   (14)      (72)       140
                                                60,432    42,487    35,172
    General corporate expenses                  25,284     9,067      7,684


  Other(expense)income-net                         (51)      182        196
   Earnings before income taxes                $35,097  $ 33,602   $ 27,684

Assets Apportioned by Area

  Electronic Component Segment:
    United States                              $94,628   $88,189    $87,862
    United Kingdom                              36,190    36,037     24,718
    Other non-U.S.                              55,126    47,689     49,848

                                               185,944    171,915   162,428

  Other Segments:                               48,834

  Eliminations                                  (7,276)    (4,672)   (3,783)
                                               227,502   167,243    158,645
  Corporate assets                             102,079     82,129    68,482

      Total assets                            $329,581  $249,372   $227,127


NOTE I - Capital Stock

On October 16, 1997, CTS shareholders approved an amendment to the Company bylaws which increased authorized capitalization from 24,000,000 to 75,000,000 common shares, without par value, and 25,000,000 preferred shares, without par value. CTS shareholders also approved a 3-for-1 stock split in the form of a stock dividend to CTS shareholders of record on October 24, 1997. Under the split, CTS common shareholders received a stock dividend of two CTS shares for each CTS share held. All shares outstanding and per share amounts have been restated to reflect the stock split.


NOTE J - Treasury Stock

Common stock held in treasury at December 31, 1997, totaled 8,873,056 shares with a value of $218,983,000 compared to 1,746,225 shares with a value of $12,793,000 at December 31, 1996. The increase results primarily from the purchase of 6,909,300 shares of CTS common stock previously owned by DCA for $196,728,000 in connection with the merger.

The Company also repurchased 332,523 shares with a value of approximately $10,121,000 during 1997, primarily during the fourth quarter. On October 16, 1997, the Company announced its intention to reinstitute its common stock repurchase plan whereby it may, from time to time, depending on market conditions and other factors, purchase its shares of common stock in open market or privately negotiated transactions. The remaining shares authorized for repurchase under the Board of Directors' authorization dated October 30, 1987, and amended on February 23, 1990, is approximately 1,200,000 shares. There can be no assurance as to the number of shares CTS may repurchase or the timing of such purchases.


NOTE K - Contingencies

Certain processes in the manufacture of the Company's current and past products create hazardous waste by-products as currently defined by federal and state laws and regulations. The Company has been notified by the U.S. Environmental Protection Agency, state environmental agencies and, in some cases, generator groups, that it is or may be a Potentially Responsible Party (PRP) regarding hazardous waste remediation at several non-CTS sites. The factual circumstances of each site are different; the Company has determined that its role as a PRP with respect to these sites, even in the aggregate, will not have a material adverse effect on the Company's business or financial condition, based on the following: 1) the Company's status as a de minimis party; 2) the large number of other PRPs identified; 3) the identification and participation of many larger PRPs who are financially viable; 4) defenses concerning the nature and limited quantities of materials sent by the Company to certain of the sites; and/or 5) the Company's experience to-date in relation to the determination of its allocable share. In addition to these non-CTS sites, the Company has an ongoing practice of providing reserves for probable remediation activities at certain of its manufacturing locations and for claims and proceedings against the Company with respect to other environmental matters. Accrued environmental costs as of December 31, 1997, totaled $5.9 million, compared with $4.8 million at December 31, 1996. In the opinion of management, based upon presently available information, either adequate provision for probable costs has been made, or the ultimate costs resulting will not materially affect the consolidated financial position or results of operations of the Company.

Certain claims are pending against the Company with respect to matters arising out of the ordinary conduct of its business. In the opinion of management, based upon presently available information, either adequate provision for anticipated costs has been made by insurance, accruals or otherwise, or the ultimate anticipated costs resulting will not materially affect the Company's consolidated financial position or results of operations.


NOTE L - Earnings Per Share

FASB Statement No. 128, "Earnings per Share", requires companies to provide a reconciliation of the numerator and denominator of the basic and diluted EPS computations. The calculation below provides net earnings, average common shares outstanding and the resultant earnings per share for both basic and the diluted EPS for 1997, 1996 and 1995. The other dilutive securities of 74,094 at December 31, 1997, consisted primarily of shares of CTS common stock to be issued to DCA shareholders who have not yet tendered their DCA shares.



                            Earnings        Shares      Per Share
                           (Numerator)   (Denominator)     Amount

1997:
Basic EPS                 $22,813,000     15,624,149        $1.46
Effect of Dilutive
 Securities:
   Stock Options                             277,822
   Other                                      74,094
Diluted EPS               $22,813,000     15,976,065        $1.43

1996:
Basic EPS                 $21,170,000     15,668,415        $1.35
Effect of Dilutive
 Securities:
   Stock Options                              91,981
   Other                                       5,550
Diluted EPS               $21,170,000     15,765,946        $1.34

1995:
Basic EPS                 $17,164,000     15,602,454        $1.10
Effect of Dilutive
 Securities:
   Stock Options                              51,769
   Other                                       1,800
Diluted EPS               $17,164,000     15,656,023        $1.10


               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

                         AND RESULTS OF OPERATIONS (1995 - 1997)


Liquidity and Capital Resources

The table below highlights significant comparisons and ratios related to liquidity and capital resources of CTS Corporation (CTS or Company) for each of the last three years.


                                             (In thousands)
                                   December 31 December 31  December 31
                                          1997        1996         1995

Net cash provided by (used in):
     Operating activities              $58,882     $35,103     $26,861
     Investing activities              (90,798)    (16,388)    (10,945)
     Financing activities               27,298     (12,324)     (3,796)

Cash and equivalents                   $39,847     $44,957     $37,271
Accounts receivable, net                68,679      43,984      41,737
Inventories, net                        56,007      38,761      38,885
Current assets                         185,733     138,201     126,113
Notes payable                                                    6,685
Accounts payable                        28,200      17,146      15,605
Accrued liabilities                     58,687      31,818      26,461
Current liabilities                     92,352      51,391      50,962
Working capital                         93,381      86,810      75,151
Current ratio                             2.01        2.69        2.47
Interest-bearing debt                  $61,206     $13,428     $22,267
Net tangible worth                     146,320     162,193     141,650
Ratio of interest-bearing debt
 to net tangible worth                     .42         .08         .16


The 1997 positive cash flow from operating activities of $58.9 million, an improvement of $23.8 million, or 68% over 1996, was primarily a result of the substantial reduction in inventories of $10.1 million, excluding impacts of the DCA acquisition, and the higher operating earnings after giving consideration to the noncash transaction-related compensation charge of $16.2 million.

During 1996, $35.1 million of positive cash flow was generated from operating activities. This amount, which exceeded 1995 by 31%, or $8.2 million, was primarily a result of the higher level of earnings and improved management of working capital, particularly accounts receivable.

The 1995 cash flow from operating activities of $26.9 million improved by $14.3 million from 1994, primarily as a result of higher net earnings and reduction in inventories, partially offset by an increase in accounts receivable.

Cash expenditures for investing activities totaled $90.8 million in 1997, primarily as a result of the purchase of the DCA operating assets. The Company completed the acquisition of DCA, including the reacquisition of 6,909,300 shares of CTS common stock owned by DCA, in October 1997. The total purchase price of $237 million included total cash expended in connection with the merger of $71 million. In addition, CTS issued $152 million of common stock in exchange for all of the outstanding common stock of DCA. Of the total cash consideration, $50 million was obtained from an unsecured six-year amortizing term loan. The Company is continuing the process of finalizing its integration of DCA and expects to complete the integration within one year. It is not expected that the integration will involve significant additional expenditures.

Capital expenditures were $22.4 million in 1997, an increase of 30% from 1996. Spending of cash for investing activities in 1996 and 1995 was $16.4 million and $10.9 million, respectively, principally for capital expenditures.

Investment activities during the last three years include capital expenditures, which totaled $22.4 million in 1997, $17.2 million in 1996 and $11.2 million in 1995. During 1997, major capital additions included capacity expansions in certain key product lines and expenditures for new product production equipment. The major capital expenditures in 1996 were for new products and product line enhancements. Also during 1996, as in 1995, capacity increases were required in our automotive and European interconnect product lines. The Company expects to increase its capital expenditures in 1998 over 1997 levels. These capital expenditures will be primarily for new products and cost reduction programs, as well as selected manufacturing equipment capacity expansion.

Financing activities during 1997 generated $27.3 million and related primarily to the Company's $50.0 million term loan in connection with the acquisition of DCA, partially reduced by purchases of treasury stock of $10.1 million and payments of long-term obligations of $8.7 million. During 1996, total financing activities amounted to $12.3 million and resulted primarily from the elective repayment of debt. In terms of 1995 financing activities, the impact of the notes payable reduction was $5.3 million from the prior year.

A significant noncash component and a decreasing component of operating earnings during the 1995 to 1997 period was pension income of $6.2 million, $5.4 million and $5.3 million in 1997, 1996 and 1995, respectively. The 1997 pension income amount was slightly higher than in prior years, primarily as a result of the increasing asset base and the current year amortization effect of recent favorable investment returns in excess of actuarial return assumptions. As a result of the Company's overfunded pension position, no overall cash contributions are anticipated to be required in the immediate future to meet the Company's pension obligations.

During 1997, a long-term Credit Agreement was finalized consisting of an unsecured six-year amortizing term loan of $50.0 million and an unsecured six-year revolving credit facility of $75.0 million. On June 16, 1997, the Company borrowed $50.0 million under the term loan portion of the Credit Agreement which was used to finance the purchase of 1.2 million DCA shares. As of December 31, 1997, $50.0 million remains outstanding on this loan.

Dividends paid were $3.8 million in 1997, $3.4 million in 1996 and $3.1 million in 1995. During 1996, as a result of continuing improved earnings performance and positive cash flow, the Company increased its quarterly dividend to $.06 per share (on a post-split basis), effective with the August payment.

At the end of each of the last three years, cash of various non-U.S. subsidiaries was invested in U.S.-denominated cash equivalents. Such cash is generally available to the parent Company. No provision for U.S. income taxes or withholding taxes on the undistributed earnings at December 31, 1997, has been made because prior year earnings are indefinitely reinvested in the subsidiaries. If all non-U.S. earnings were repatriated, approximately $5.3 million of withholding taxes would accrue and substantially be offset by foreign tax credits.

Under the Company's common stock repurchase plan, CTS repurchased shares with a cost of $10.1 million during the fourth quarter of 1997. Refer to Note J--Treasury Stock, for a description of the Company's repurchase plan.

The Company's credit vehicles, together with cash from opera- tions, should adequately fund the Company's future cash needs.

Results of Operations

The following table highlights significant information with regard to the Company's results of operations during the past three fiscal years.
                                     (In thousands)
                                      December 31  December 31  December 31
                                             1997         1996         1995

Net sales                                $415,151     $321,297     $300,157
Gross earnings                            115,622       87,496       74,804
Gross earnings as a percent
  of sales                                  27.9%         27.2%        24.9%
Selling, general and
  administrative expenses                $ 50,984     $ 43,333     $ 39,312
Selling, general and
  administrative expenses
  as a percent of sales                      12.3%        13.5%        13.1%
Transaction related
  compensation charge                    $ 16,200
Research and development
  expenses                               $ 13,290     $ 10,743      $ 8,004
Research and development
  expenses as a percent of
  sales                                       3.2%         3.3%         2.7%
Operating earnings - before
  transaction-related
  compensation charge                    $ 51,348     $ 33,420     $ 27,488
Operating earnings - before
  transaction-related
  compensation charge as a
  percent of sales                          12.4%         10.4%         9.1%
Operating earnings - after
  transaction-related
  compensation charge                   $ 35,148       $33,420       $27,488
Operating earnings - after
  transaction-related
  compensation charges as a
  percent of sales                            8.5%        10.4%         9.1%
Interest expense(income), net             $   486      $   (432)   $    369
Earnings before income taxes               35,097        33,602      27,684
Income taxes                               12,284        12,432      10,520
Income tax rate                              35.0%        37.0%        38.0%

Net sales for 1997 included $33.1 million from the DCA operating units for the period from October 17 through year-end, resulting in approximately a $.06 positive earnings per share contribution. Excluding the DCA sales, CTS sales increased by $60.8 million or 18.9% over 1996. This growth to record levels was primarily in our automotive and computer equipment products sold domestically and in Europe.

Net sales for 1996 increased by $21.1 million, or 7.0% over 1995, principally due to the increased demand in the domestic and European automotive, computer equipment and communications equipment markets.

The 1995 net sales increased $31.5 million, or 11.7% over 1994, primarily due to broad increases in demand for electronic component products into our automotive, computer equipment and communications equipment markets.

As a percent of total annual sales, during the three-year period of 1995-1997, sales to the automotive market decreased from 36% to 29% while our sales into the computer equipment market increased from 22% to 31% as a percent of total sales. Sales to other markets have generally remained constant.

The Company's 15 largest customers represented approximately 65% of net sales in 1997, 62% in 1996 and 61% in 1995. One customer, a major manufacturer of automobiles, comprised 12.0% of net sales in 1997 as compared to 15.3% in 1996 and 18.3% in 1995. Two other customers within the computer equipment industry individually comprised 11.5% and 10.4% of net sales in 1997, compared to 7.5% and 3.5% in 1996, and 3.6% and 0.1% in 1995.

Because most of CTS' revenues are derived from the sale of custom products, the relative contribution to revenues of changes in unit volume cannot be meaningfully determined. The Company's products are usually priced with reference to expected or required profit margins, customer expectations and market competition. Pricing for most of the Company's electronic component products frequently decreases over time and also fluctuates in accordance with total industry utilization of manufacturing capacity.

In 1997, 1996 and 1995, improvements in gross earnings were realized over each of the preceding years in absolute terms and as a percent of sales, principally due to higher sales volume, production efficiencies and higher absorption of fixed manufacturing overhead expenses, as well as overall expense control.

Selling, general and administrative expenses as a percent of sales have remained relatively constant over the last three years, ranging from 12.3% to 13.5%. In 1997, as in previous years, the Company continued to control these expenses while increasing sales. During 1997, research and development expenses increased by $2.5 million, or 24% over 1996, though remaining relatively constant as a percent of sales as the Company continued to invest in new products and product improvements. As in recent years, a substantial portion of the research and development efforts were devoted to additional products and product enhancements within our automotive, resistor network and frequency control products.

During 1996, research and development expenses increased by $2.7 million, or 34% over 1995, as the Company continued investment efforts in new product development and product improvements, particularly in automotive, frequency control and hybrid microcircuit products. Research and development expenses increased by $1.8 million, or 29%, in 1995 over 1994, with much of the additional effort devoted to the Hall effect non-contacting sensor development for our automotive products, as well as other new product development programs in the automotive and the resistor network product areas.

Excluding the nonrecurring compensation charge of $16.2 million related to the acquisition, operating earnings increased by $17.9 million, or 54% over 1996. Contributing to this substantial earnings increase was the overall volume increase, operating improvements and continued expense control. Earnings improvements were realized in all of our major product lines.

During 1996 and 1995, the primary reasons for the substantial operating earnings improvement include the higher overall sales and related productivity in our automotive, resistor network and interconnect products, and the reduction of losses from our frequency control products. These improvements substantially offset losses from our defense and aerospace products, caused primarily by the declining market conditions.

The 1997 effective tax rate of 35% was lower than the 1996 tax rate of 37%, principally due to the utilization of net operating loss carryforwards in non-U.S. jurisdictions. The Company has remaining net operating loss carryforwards of approximately $10.1 million in certain non-U.S. subsidiaries, and has established a 100% valuation reserve on these amounts based upon economic and political uncertainties, as well as historical pretax losses.

In terms of environmental issues, the Company has been notified by the U.S. Environmental Protection Agency, as well as state agencies and generator groups, that it is or may be a Potentially Responsible Party regarding hazardous waste remediation at non-CTS sites. Additionally, the Company provides reserves for probable remediation activities at certain of its manufacturing locations. These issues are discussed in Note K - Contingencies.

The Company recognizes the need to ensure that its operations will not be adversely impacted by YEAR 2000 software failures. The Company is addressing the integrity and reliability of its operational systems. Corporate management is directly involved in identification, audit and timely implementation of solutions to all YEAR 2000 issues. In this regard, the Company has recently upgraded some of its enterprise software. Additional enterprise systems upgrades are planned or in process, and along with addressing other non-enterprise YEAR 2000 issues, the Company does not expect to be materially impacted by the YEAR 2000 issue.

EXHIBIT 27